

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 13, 2010

<u>**Via U.S. Mail**</u>

James D. Mack
President and Chief Executive Officer
Sabre Industries, Inc.
1120 Welsh Road, Suite 210
North Wales, PA 19454

Re: **Sabre Industries, Inc.**
        Amendment No.3 to Registration Statement on Form S-1
        Filed: July 6, 2010
        File No.: 333-166432

Dear Mr. Mack:

        We have reviewed your registration statement and have the following comment.
Please respond to this letter by amending your registration statement and providing the
requested information. If you do not believe our comments apply to your facts and
circumstances or do not believe an amendment is appropriate, please tell us why in your
response.

        After reviewing any amendment to your registration statement and the
information you provide in response to this comment, we may have additional comments.

<u>Note 21. Segment Reporting, page F-35</u>

1. We note your response to comment two in our letter dated July 2, 2010. Please
    revise your disclosures in MD&A to address the lower gross profit margin
    experienced by your CellXion operating segment during the year ended April 30,
    2010. Also, although we note your expectation that this gross profit margin
    should converge again, please be advised that you are required to continue to
    assess the appropriateness of the aggregation of your operating segments into
    reportable segments in future periods, particularly if this expectation is not
    realized.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Dieter King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Julie M. Allen, Esq. (Via Facsimile @ (212) 969-2900)
        Proskauer Rose LLP
        1585 Broadway
        New York, NY 10036